AMENDMENT TO

INVESTMENT SUB-ADVISORY AGREEMENT

THE AMENDMENT, effective as of July 27, 2020 (the “Amendment”), to the Investment Sub-Advisory Agreement, dated June 22, 2018, as amended (the “Agreement”), between the Parties (as defined below), is entered into by and between J.P. Morgan Private Investments Inc. (the “Adviser”) and BlackRock Investment Management, LLC (the “Sub-Adviser” and, together with the Adviser, the “Parties”). Capitalized terms used herein not otherwise defined shall have the meaning set forth in the Agreement.

WHEREAS, pursuant to the Agreement, the Sub-Adviser provides certain investment sub-advisory services to the series of the Six Circles Trust (the “Trust”) set forth on Appendix A of the Agreement;

WHEREAS, the Adviser has entered into an Investment Advisory Agreement dated as of July 27, 2020 with the Trust (the “Advisory Agreement”) with respect to the Six Circles Credit Opportunities Fund (the “Credit Opportunities Fund”);

WHEREAS, the Adviser represents that the Advisory Agreement permits the Adviser to employ subadvisers to perform certain of its duties under the Advisory Agreement, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Adviser desires to retain the Sub-Adviser with respect to the Credit Opportunities Fund in the provision of a continuous investment program for that portion of the assets of the Credit Opportunities Fund which the Adviser may from time to time allocate to the Sub-Adviser in accordance with the terms of the Agreement and the Sub-Adviser is willing to furnish such services;

WHEREAS, the Parties desire to amend Schedule A of the Agreement to add a new series of the Trust, the Credit Opportunities Fund, so that the Sub-Adviser may render certain investment sub-advisory services for the Credit Opportunities Fund pursuant to the Agreement; and

WHEREAS, Section 14 of the Agreement provides that the Agreement may be amended by a written instrument signed by both Parties.

NOW, THEREFORE, in consideration of the premises and mutual promises hereinafter set forth, the Parties hereto agree as follows:

W I T N E S S E T H:

1.

The Parties hereby agree that Appendix A of the Agreement is hereby replaced with Appendix A attached hereto, to become effective with respect to the Credit Opportunities Fund on the date that the Credit Opportunities Fund commences operations pursuant to an effective amendment to the Trust’s registration statement (with respect to the Credit Opportunities Fund, the “Effective Date”).

2.

With respect to the Credit Opportunities Fund, the Agreement shall continue in effect for a period of two years from the Effective Date, and thereafter, shall continue automatically for successive annual periods, provided such continuance is specifically approved at least annually by (i) the Board of Trustees of the Trust (the “Board”) or (ii) a vote of a “majority” (as defined in the 1940 Act) of the Credit Opportunities Fund’s outstanding voting securities, provided that in either event the continuance also is approved by a majority of the Board who are not “interested persons” (as defined in the 1940 Act) of any party to the Agreement, by vote cast at a meeting called for the purpose of voting on such approval.

3.

The Parties further agree to amend Section 9 of the Agreement to remove the phrase “in-person” in reference to meetings of the Board to approve the Agreement, in light of evolving interpretations of 1940 Act meeting requirements.

4.	Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed by their duly authorized signatories as of the date and year first written above.

J.P. MORGAN PRIVATE INVESTMENTS INC.

By:
Name:	Mary Savino
Title:	Managing Director

BLACKROCK INVESTMENT MANAGEMENT, LLC

By:
Name:
Title:

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Appendix A

Subadviser Fee Schedule

For the services provided by Subadviser to the Subadviser Assets, pursuant to the attached Agreement, the Adviser will pay the Subadviser a fee, computed daily and payable monthly in arrears, calculated at an annual rate as set forth below based on the average daily net assets of the Subadviser Assets of the Fund as determined by the Trust’s Administrator. Compensation for any partial period shall be pro-rated based on the length of the period.

Subadviser represents that, with respect to the Subadviser Assets, the Subadviser does not, as of the effective date of this Agreement, have a sub-advisory agreement in place with any third-party investment adviser pursuant to which Subadviser (i) provides substantially similar services to any similarly-situated (regardless of asset size) management investment company registered under the 1940 Act that follows a substantially similar investment objective, process and strategy and has substantially the same portfolio management team (each, a “Similar Fund”) and (ii) receives as compensation for such services to such Similar Fund a fee schedule that is more favorable than the fee schedule provided herein. Subadviser agrees to notify the Adviser if there are any changes to the foregoing representation following the effective date of this Agreement and to offer that more favorable fee arrangement to the Adviser.

FUND/SLEEVE	RATE

Six Circles Ultra Short Duration Fund Core Ultra Short Sleeve	0.08% per annum up to $3bn, 0.06% per annum on all assets thereafter

Six Circles U.S. Unconstrained Equity Fund	0.04% per annum on all assets

Six Circles International Unconstrained Equity Fund	0.05% per annum on all assets

Six Circles Managed Equity Portfolio U.S. Unconstrained Fund	0.04% per annum on all assets

Six Circles Managed Equity Portfolio International Unconstrained Fund	0.05% per annum on all assets

Six Circles Global Bond Fund Global Securitized Sleeve Global Government Sleeve (passive) Global Government Sleeve (index plus) Global Credit Sleeve	0.05% per annum on sleeve assets 0.03% per annum on sleeve assets 0.04% per annum on sleeve assets 0.07% per annum on sleeve assets

Six Circles Credit Opportunities Fund High Yield Sleeve	0.22% per annum up to $1bn, 0.20% per annum on all assets thereafter

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